Exhibit 99.1

EUPRAXIA PHARMACEUTICALS INC.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026

(Unaudited and Expressed in U.S. Dollars)

EUPRAXIA PHARMACEUTICALS INC.

INDEX TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

June 30, 2026 and 2025

(Unaudited and Expressed in U.S. Dollars)

CONTENTS

CONDENSED CONSOLIDATED INTERIM BALANCE SHEETS	3

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS	4

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF SHAREHOLDERS’ EQUITY	5-7

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS	8

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	9-31

EUPRAXIA PHARMACEUTICALS INC.

CONDENSED CONSOLIDATED INTERIM BALANCE SHEETS

(Unaudited and Expressed in U.S. Dollars, except share amounts)

	June 30, 2026	December 31, 2025
ASSETS
Current assets
Cash and cash equivalents	$52,426,167	$80,563,482
Short-term investments (Note 4)	81,234,688	—
Amounts receivable (Note 5)	688,219	674,226
Prepaid expenses and deposits	2,455,665	3,860,842

Total current assets	136,804,739	85,098,550

Non-current assets
Prepaid expenses	53,702	64,332
Property and equipment, net (Note 6)	1,212,189	834,429
Right-of-use asset, net (Note 7)	1,836,906	152,697

Total assets	$139,907,536	$86,150,008

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities
Accounts payable and accrued liabilities (Note 8)	$8,390,871	$5,549,553
Lease liability – current portion (Note 9)	159,877	78,452

Total current liabilities	8,550,748	5,628,005
Non-current liabilities
Lease liability (Note 9)	1,683,026	75,910

Total liabilities	10,233,774	5,703,915

Shareholders’ equity
Preferred shares, without par value; unlimited shares authorized; issued and outstanding: 8,295,638 (December 31, 2025: 8,355,638 (Notes 11(c))	29,523,399	29,738,321
Common shares, without par value; unlimited shares authorized; issued and outstanding: 65,474,223 (December 31, 2025 – 51,939,206 (Note 11(b))	264,177,865	195,406,895
Additional paid-in capital (Notes 11(b), 11(d)(iii) and 11(e))	41,308,501	28,520,331
Deficit	(196,720,360)	(169,579,974)
Accumulated other comprehensive loss	(7,012,407)	(2,044,137)

Equity attributable to the owners of the Company	131,276,998	82,041,436
Non-controlling interest	(1,603,236)	(1,595,343)

Total shareholders’ equity	129,673,762	80,446,093

Total liabilities and shareholders’ equity	$139,907,536	$86,150,008

Nature of business and going concern (Note 1)

Commitments (Note 14)

Subsequent event (Note 18)

The accompanying notes are an integral part of these consolidated financial statements.

EUPRAXIA PHARMACEUTICALS INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Unaudited and Expressed in U.S. Dollars, except share amounts)

	Three months ended June 30, 2026	Three months ended June 30, 2025	Six months ended June 30, 2026	Six months ended June 30, 2025
Expenses
Research and development (Note 12)	$12,805,005	$5,196,615	$23,978,961	$9,046,441
General and administrative (Note 13)	5,298,168	3,067,484	10,081,257	6,341,878

Total expenses	18,103,173	8,264,099	34,060,218	15,388,319
Other income/(expenses)
Interest income	1,391,928	255,958	2,466,000	565,410
Gain (loss) on disposal of equipment (Note 6)	(2,704)	—	(2,704)	(1,075)
Foreign exchange gain (loss)	2,250,897	(733,961)	4,492,929	(682,599)

Total other income/(expense)	3,640,121	(478,003)	6,956,225	(118,264)

Net loss before tax expense	(14,463,052)	(8,742,102)	(27,103,993)	(15,506,583)
Tax recovery/(expense)	(30,381)	(5,581)	(44,286)	(8,375)

Net loss for the period	$(14,493,433)	$(8,747,683)	$(27,148,279)	$(15,514,958)

Loss attributable to:
Owners of the Company	$(14,486,955)	$(8,740,916)	$(27,140,386)	$(15,503,524)
Non-controlling interest	(6,478)	(6,767)	(7,893)	(11,434)

	(14,493,433)	(8,747,683)	(27,148,279)	(15,514,958)
Foreign currency translation adjustment	(2,528,846)	1,335,022	(4,968,270)	1,373,186

Comprehensive loss for the period	$(17,022,279)	$(7,412,661)	$(32,116,549)	$(14,141,772)

Loss per share – basic and diluted (Owners of the Company (Note 11(g))	$(0.23)	$(0.26)	$(0.46)	$(0.47)

Weighted average shares outstanding – basic and diluted (Note 11(g))	66,221,815	35,912,373	61,482,274	35,799,939

The accompanying notes are an integral part of these consolidated financial statements.

EUPRAXIA PHARMACEUTICALS INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF SHAREHOLDERS’ EQUITY

(Unaudited and Expressed in U.S. Dollars, except share amounts)

	Preferred Shares	Amount	Common Shares	Amount	Additional Paid-in Capital	Deficit	Accumulated Other Comprehensive Loss	Non-Controlling Interest	Total-Shareholders’ Equity
Balance, December 31, 2024	8,905,638	$31,705,219	35,641,603	$116,360,066	$20,503,904	$(131,003,831)	$(4,160,555)	$(1,565,834)	$31,838,969
Share-based payments (Note 11(d)(iii))	—	—	—	—	1,493,407	—	—	—	1,493,407
Exercise of warrants (Notes 11(b)(iv) and 11(e))	—	—	200,000	458,047	(41,641)	—	—	—	416,406
Exercise of options (Notes 11(b)(v) and 11(d)(iii))	—	—	7,750	22,175	(8,658)	—	—	—	13,517
Net loss for the period	—	—	—	—	—	(6,762,608)	—	(4,667)	(6,767,275)
Foreign currency translation adjustment	—	—	—	—	—	—	38,164	—	38,164

Balance, March 31, 2025	8,905,638	$31,705,219	35,849,353	$116,840,288	$21,947,012	$(137,766,439)	$(4,122,391)	$(1,570,501)	$27,033,188

Share-based payments (Note 11(d))	—	—	—	—	1,117,248	—	—	—	1,117,248
Exercise of warrants (Notes 11(b)(iv) and 11(e))	—	—	100,000	239,200	(21,745)	—	—	—	217,455
Exercise of options (Notes 11(b)(v) and 11(d)(iii))	—	—	10,215	37,294	(14,971)	—	—	—	22,323
Net loss for the period	—	—	—	—	—	(8,740,916)	—	(6,767)	(8,747,683)
Foreign currency translation adjustment	—	—	—	—	—	—	1,335,022	—	1,335,022

Balance, June 30, 2025	8,905,638	$31,705,219	35,959,568	$117,116,782	$23,027,544	$(146,507,355)	$(2,787,369)	$(1,577,268)	$20,977,553

The accompanying notes are an integral part of these consolidated financial statements.

EUPRAXIA PHARMACEUTICALS INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF SHAREHOLDERS’ EQUITY

(Unaudited and Expressed in U.S. Dollars, except share amounts)

	Preferred Shares	Amount	Common Shares	Amount	Additional Paid-in Capital	Deficit	Accumulated Other Comprehensive Loss	Non-Controlling Interest	Total-Shareholders’ Equity
Balance, December 31, 2025	8,355,638	$29,738,321	51,939,206	$195,406,895	$28,520,331	$(169,579,974)	$(2,044,137)	$(1,595,343)	$80,446,093
Issuance of common shares and pre-funded warrants, net of transaction costs (Note 11(b)(v) and 11(f))	—	—	7,607,145	49,364,657	9,270,238	—	—	—	58,634,895
Share-based payments (Notes 11(d)(iii) and 11(d)(vi))	—	—	—	—	2,252,856	—	—	—	2,252,856
Exercise of warrants (Notes 11(b)(iv) and 11(e))	—	—	2,226,279	10,535,670	(701,438)	—	—	—	9,834,232
Exercise of options (Notes 11(b)(iii) and 11(d)(iii))	—	—	36,000	189,800	(75,945)	—	—	—	113,855
Net loss for the period	—	—	—	—	—	(12,653,431)	—	(1,415)	(12,654,846)
Foreign currency translation adjustment	—	—	—	—	—	—	(2,439,424)	—	(2,439,424)

Balance, March 31, 2026	8,355,638	$29,738,321	61,808,630	$255,497,022	$39,266,042	$(182,233,405)	$(4,483,561)	$(1,596,758)	$136,187,661

The accompanying notes are an integral part of these consolidated financial statements.

EUPRAXIA PHARMACEUTICALS INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF SHAREHOLDERS’ EQUITY

(Unaudited and Expressed in U.S. Dollars, except share amounts)

	Preferred Shares	Amount	Common Shares	Amount	Additional Paid-in Capital	Deficit	Accumulated Other Comprehensive Loss	Non-Controlling Interest	Total- Shareholders’ Equity
Balance, March 31, 2026	8,355,638	$29,738,321	61,808,630	$255,497,022	$39,266,042	$(182,233,405)	$(4,483,561)	$(1,596,758)	$136,187,661
Share-based payments (Notes 11(d)(iii) and 11(d)(vi))	—	—	—	—	3,032,008	—	—	—	3,032,008
Conversion of preferred shares into common shares (Note 11 (c))	(60,000)	(214,922)	60,000	214,922	—	—	—	—	—
Exercise of warrants (Notes 11(b)(iv) and 11(e))	—	—	3,451,329	7,647,592	(647,741)	—	—	—	6,999,851
Exercise of options (Notes 11(b)(iii) and 11(d)(iii))	—	—	151,651	801,853	(325,332)	—	—	—	476,521
Settlement of RSUs (Note 11(d)(vi))	—	—	2,613	16,476	(16,476)	—	—	—	—
Net loss for the period	—	—	—	—	—	(14,486,955)	—	(6,478)	(14,493,433)
Foreign currency translation adjustment	—	—	—	—	—	—	(2,528,846)	—	(2,528,846)

Balance, June 30, 2026	8,295,638	$29,523,399	65,474,223	$264,177,865	$41,308,501	$(196,720,360)	$(7,012,407)	($1,603,236)	$129,673,762

The accompanying notes are an integral part of these consolidated financial statements.

EUPRAXIA PHARMACEUTICALS INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Unaudited and Expressed in U.S. Dollars)

	Six months ended June 30, 2026	Six months ended June 30, 2025
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(27,148,279)	$(15,514,958)
Cash flows from operating activities
Accrued interest on short-term investments	(1,236,201)	—
Depreciation (Note 6 and 7)	225,081	101,918
Interest on lease liability	43,385	2,054
Loss (gain) on sale of equipment (Note 6)	2,704	1,075
Share-based payments (Notes 11(d)(iii) and 11(d)(v))	5,284,865	2,610,655
Lease payments (Note 9)	(123,787)	(41,488)
Unrealized foreign exchange (gain) loss	(4,468,381)	705,643
Changes in operating assets and liabilities
Accounts payable and accrued liabilities	2,893,796	(554,159)
Prepaid expenses	1,289,125	(1,733,161)
Amounts receivable	(2,204)	104,096

Cash used in operating activities	(23,239,896)	(14,318,325)
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of equipment (Note 6)	(500,045)	(335,269)
Purchase of short-term investments (Note 4)	(79,724,564)	—

Cash used in investing activities	(80,224,609)	(335,269)
CASH FLOWS FROM FINANCING ACTIVITIES
Overnight marketed public offering (net of transaction costs) (Note 11(b)(v))	49,364,657	—
Issuance of pre-funded warrants (net of transaction costs) (Note 11(f))	9,270,238	—
Redemption of warrants (Note 11(e))	16,834,083	633,861
Redemption of options (Note 11 (d)(iii))	590,376	35,840

Cash provided by financing activities	76,059,354	669,701

Decrease in cash and cash equivalents	(27,405,151)	(13,983,893)
Foreign exchange effect on cash and cash equivalents	(732,164)	648,243
Cash, beginning of period	80,563,482	33,101,294

Cash, end of period	$52,426,167	$19,765,644

Supplemental disclosure with respect to cash flows (Note 17)

The accompanying notes are an integral part of these consolidated financial statements.

EUPRAXIA PHARMACEUTICALS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

JUNE 30, 2026 and 2025

(Unaudited and Expressed in U.S. Dollars, except share amounts)

1.	NATURE OF BUSINESS AND GOING CONCERN

Eupraxia Pharmaceuticals Inc. (the “Company”) was incorporated under the laws of the province of Alberta on May 12, 2011, under the name Plaza Capital Partners Inc. On May 11, 2012, the Company changed its name to Eupraxia Pharmaceuticals Inc. and continued from the province of Alberta to the province of British Columbia.

On October 10, 2012, Eupraxia Holdings, Inc. (“Holdings”) was incorporated under the laws of the State of Delaware, USA. On November 16, 2012, Holdings was registered as an extra-provincial corporation under the laws of the province of British Columbia, Canada. On October 10, 2012, Eupraxia Pharmaceuticals USA, LLC (“Eupraxia LLC”) was incorporated under the laws of the State of Delaware. On November 16, 2012, Eupraxia USA was registered as an extra-provincial corporation under the laws of the province of British Columbia. On January 7, 2021, Eupraxia Pharma, Inc. (“Eupraxia Pharma”) was incorporated under the laws of the State of Delaware. On July 4, 2022, Eupraxia Pharmaceuticals Australia Pty Ltd. (“Eupraxia Australia”) was incorporated under the laws of the state of Victoria, Australia. On May 17, 2023, Eupraxia Pharma USA Inc. (“Eupraxia Pharma USA”) was incorporated under the laws of the State of Delaware.

On March 9, 2021, the Company completed its initial public offering on the Toronto Stock Exchange (“TSX”) and began trading under the symbol “EPRX”. On April 5, 2024, the Company began trading on the Nasdaq Capital Market under the symbol “EPRX”.

The Company is a clinical stage biotechnology company leveraging its proprietary Diffusphere™ technology to optimize drug delivery for applications with significant unmet medical need. The address of the Company’s corporate office and principal place of business is 2198 Yukon Street, Vancouver, British Columbia, Canada.

These condensed consolidated interim financial statements of the Company have been prepared on a going concern basis with the assumption that the Company will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. At June 30, 2026, the Company had cash and cash equivalents of $52,426,167 as well as short-term investments of $81,234,688. The Company has not yet generated revenue from operations. The Company incurred a net loss of $27,148,279 during the six months ended June 30, 2026, and as of that date, the Company’s accumulated deficit was $196,720,360. As the Company is in the research and development stage, the recoverability of the costs incurred to date is dependent upon the ability of the Company to obtain the necessary funding to complete the research and development of its projects and upon future commercialization or proceeds from the monetization of research activities.

The Company will periodically have to raise funds to continue operations and raised proceeds of approximately $58.6 million (net of underwriting commissions and expenses) through a public offering of 7,607,145 common shares of the Company and pre-funded warrants to purchase up to 1,428,571 common shares on February 20, 2026. Although it has been successful in doing so in the past, there is no assurance it will be able to do so in the future. The Company is active in its pursuit of additional funding through potential partnering and other strategic activities as well as grants to fund future research and development activities, and additional equity financing.

The continued operations of the Company are dependent on its ability to generate future cash flows or obtain additional funding. There is a risk that in the future, additional financing will not be available on a timely basis or on terms acceptable to the Company.

EUPRAXIA PHARMACEUTICALS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

JUNE 30, 2026 and 2025

(Unaudited and Expressed in U.S. Dollars, except share amounts)

2.	BASIS OF PRESENTATION

These condensed consolidated interim financial statements are presented in U.S. dollars and have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). These condensed consolidated interim financial statements include the accounts of the Company and the accounts of its subsidiaries. All significant intercompany transactions and balances have been eliminated upon consolidation.

The accompanying condensed consolidated interim financial statements have been prepared in accordance with U.S. GAAP and pursuant to the rules and regulations of the United States Securities and Exchange Commission (“SEC”) for interim financial information. Accordingly, these condensed consolidated interim financial statements do not include all the information and footnotes required for complete consolidated financial statements and should be read in conjunction with the audited consolidated financial statements and notes for the year ended December 31, 2025 included in the Company’s 2025 40-F filed with the SEC and on SEDAR+ on March 13, 2026.

These condensed consolidated interim financial statements reflect all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of results for the interim periods presented. The results of operations for the three and six months ended June 30, 2026, and 2025 are not necessarily indicative of results that can be expected for a full year. These condensed consolidated interim financial statements follow the same significant accounting policies as those described in the notes to the audited consolidated financial statements of the Company included in the Company’s 2025 Form 40-F for the year ended December 31, 2025.

3.	UPCOMING ACCOUNTING STANDARDS AND INTERPRETATIONS

Basis of Measurement

The condensed consolidated interim financial statements have been prepared on a historical cost basis, except for certain financial instruments which are measured at fair value. The condensed consolidated interim financial statements are presented in U.S. dollars, which is the Company’s reporting currency. The Company’s functional currency is the Canadian dollar.

The preparation of condensed consolidated interim financial statements in accordance with U.S. GAAP requires the Company to make estimates and judgments in certain circumstances that affect the reported amounts of assets, liabilities, expenses, and related disclosure. On an ongoing basis, the Company evaluates its estimates, most notably those related to accrual of expenses including clinical and preclinical study expense accruals, stock-based compensation and the valuation allowance for deferred taxes. Management bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances. Actual results could differ from these estimates.

Consolidation

These condensed consolidated interim financial statements include the accounts of the Company and the accounts of its subsidiaries. The financial statements of subsidiaries are included in the condensed consolidated interim financial statements from the date that control commences until the date that control ceases. Control exists when an entity is exposed to or has rights to variable returns from its involvement with the entity and has the ability to affect these returns through its power over the entity. All significant intercompany transactions and balances have been eliminated.

Recently Issued Accounting Pronouncements

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40). This standard requires public business entities to disclose, in the footnotes, a tabular disaggregation of certain expense captions into specific natural categories. The standard is effective for the Company’s annual reporting periods beginning after December 15, 2026 (fiscal year 2027). The Company does not intend to early adopt this guidance and is currently evaluating the impact that the adoption will have on its financial statement disclosures.

EUPRAXIA PHARMACEUTICALS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

JUNE 30, 2026 and 2025

(Unaudited and Expressed in U.S. Dollars, except share amounts)

4.	SHORT-TERM INVESTMENTS

The following table presents details of movement in the carrying value of short-term investments:

	June 30, 2026	December 31, 2025
Balance, beginning	$—	$—
Additions	79,724,564	—
Interest income	1,236,201	—
Foreign exchange	273,923	—

Total	$81,234,688	$—

5.	AMOUNTS RECEIVABLE

	June 30, 2026	December 31, 2025
GST/HST recoverable	$207,973	$210,302
Other refundable tax credits (1)	480,246	463,924

Total	$688,219	$674,226

(1)	Other refundable tax credits represent tax incentives for R&D costs incurred by Eupraxia Australia (Note 12 – Research and Development Expenses).

EUPRAXIA PHARMACEUTICALS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

JUNE 30, 2026 and 2025

(Unaudited and Expressed in U.S. Dollars, except share amounts)

6.	PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	Computers	Office furniture and equipment	Leasehold Improvements	Lab Equipment	Total
Cost
As at January 1, 2025	$79,237	$60,369	$118,359	$559,618	$817,583
Additions	82,254	12,715	3,535	516,752	615,256
Disposals	(3,860)	(3,817)	—	—	(7,677)
Foreign currency adjustments	4,190	3,108	5,932	40,204	53,434

As at December 31, 2025	161,821	72,375	127,826	1,116,574	1,478,596
Additions	31,408	59,362	14,809	458,910	564,489
Disposals	(4,353)	—	—	—	(4,353)
Foreign currency adjustments	(5,601)	(4,641)	(5,047)	(54,616)	(69,905)

As at June 30, 2026	183,275	127,096	137,588	1,520,868	1,968,827

Accumulated Depreciation
As at January 1, 2025	56,180	46,260	114,177	243,073	459,690
Depreciation	33,606	3,404	5,205	122,189	164,404
Disposals	(3,556)	(1,559)	—	—	(5,115)
Foreign currency adjustments	2,454	2,351	5,798	14,585	25,188

As at December 31, 2025	88,684	50,456	125,180	379,847	644,167
Depreciation	19,758	5,967	2,469	111,938	140,132
Disposals	(1,649)	—	—	—	(1,649)
Foreign currency adjustments	(2,730)	(1,963)	(4,519)	(16,800)	(26,012)

As at June 30, 2026	104,063	54,460	123,130	474,985	756,638

Net Book Value
As at December 31, 2025	$73,137	$21,919	$2,646	$736,727	$834,429

As at June 30, 2026	$79,212	$72,636	$14,458	$1,045,883	$1,212,189

During the three months ended June 30, 2026 and 2025, depreciation expense of $79,952 and $36,554, respectively, was recognized with $73,086 included in research and development and $6,866 included in general and administrative ($33,169 and $3,385 for research and development and general and administrative in 2025, respectively).

During the six months ended June 30, 2026 and 2025, depreciation expense of $140,132 and $65,173, respectively, was recognized with $128,516 included in research and development and $11,616 included in general and administrative ($59,984 and $5,189 for research and development, and general and administrative in 2025, respectively).

EUPRAXIA PHARMACEUTICALS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

JUNE 30, 2026 and 2025

(Unaudited and Expressed in U.S. Dollars, except share amounts)

7.	RIGHT-OF-USE ASSET

On February 28, 2026, the Company entered into a lease for office and laboratory space in Vancouver, BC until February 28, 2031 with the option to extend for an additional five years. On July 23, 2025, the Company extended the lease of the office space in Victoria, BC until November 30, 2026 (with the option to extend for an additional year. The Company notified the landlord on April 10, 2026 that it would not be exercising the option to extend the lease beyond November 20, 2026). The following table presents details of movement in the carrying value of the right-of-use asset:

	June 30, 2026	December 31, 2025
Balance, beginning	$152,697	$67,023
Additions	1,923,945	158,508
Depreciation	(84,949)	(73,313)
Reassessment of lease extension	(78,902)	—
Foreign exchange	(75,885)	479

Balance, ending	$1,836,906	$152,697

During the three months ended June 30, 2026 and 2025, depreciation expense of $54,983 and $18,877 respectively, was recognized $33,869 included in research and development and with $21,114 included in general and administrative and in 2025 ($12,240 and $6,637 for research and development, and general and administrative in 2025, respectively).

During the six months ended June 30, 2026 and 2025, depreciation expense of $84,949 and $36,745 respectively, was recognized with $48,905 included in research and development and $36,044 included in general and administrative in 2026 ($23,413 and $13,332 for research and development, and general and administrative in 2025, respectively).

8.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	June 30, 2026	December 31, 2025
Research and development	$4,977,449	$2,962,025
General and administrative	1,272,478	1,027,495
Wages and payroll remittances	1,037,452	40,171
Employee bonus payable	1,082,308	1,518,256
Taxes payable	21,184	1,606

Total	$8,390,871	$5,549,553

EUPRAXIA PHARMACEUTICALS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

JUNE 30, 2026 and 2025

(Unaudited and Expressed in U.S. Dollars, except share amounts)

9.	LEASE LIABILITY

The Company entered into an operating lease agreement for its Vancouver, BC facility (approximately 3,199 square feet of office space and 6,684 square feet of laboratory space). The lease term is for 60 months, which expires on February 28, 2031. There is an option to extend the lease an additional 60 months.

The Company entered into an operating lease agreement for its Victoria, BC facility (of approximately 4,900 square feet of office space). As previously highlighted (Note 7 – Right-of-Use Asset), the Company extended the term of the lease for 12 months. The lease expires on November 30, 2026 with the option of the Company to extend the term for an additional 12 months which was considered in the determination of the right-of-use asset and lease liability. On April 10, 2026, the Company formally notified the landlord that it would not be renewing the lease for this property.

The cost components of the operating lease were as follows for the periods ended June 30, 2026 and 2025:

	Three months ended June 30, 2026	Three months ended June 30, 2025	Six months ended June 30, 2026	Six months ended June 30, 2025
Lease Cost
Operating lease expense	$82,007	$21,120	$123,787	$41,488
Variable lease expense	41,274	18,040	67,294	35,438
Lease term and Discount Rate
Weighted average remaining lease term (years)	9.45	0.42	9.45	0.42
Weighted average discount rate	6.49%	9.02%	6.49%	9.02%

Variable lease costs are payments that vary because of changes in facts or circumstances and include common area maintenance and property taxes related to the premises. Variable lease costs are excluded from the calculation of minimum lease payments.

The Company’s future minimum lease payments as of June 30, 2026 are as follows and assumes the 60-month extension option is exercised:

2026	152,839
2027	241,059
2028	245,862
2029	250,779
2030	255,819
2031	256,662
Thereafter	1,069,425

Total undiscounted future minimum lease payments	$2,472,445
Less: imputed interest	(629,542)

Present value of lease liabilities at June 30, 2026	$1,842,903

EUPRAXIA PHARMACEUTICALS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

JUNE 30, 2026 and 2025

(Unaudited and Expressed in U.S. Dollars, except share amounts)

9.	LEASE LIABILITY (Continued)

The lease liability balance is comprised as follows:

	June 30, 2026	December 31, 2025
Current portion	$159,877	$78,452
Non-current portion	1,683,026	75,910

	$1,842,903	$154,362

The Company subleased approximately 616 square feet office space with amounts totaling $7,087 for the three months ended June 30, 2026 ($7,086 – three months ended June 30, 2025) and was recorded as a reduction to general and administrative expenses. During the six months ended June 30, 2026, the subleased amounts totalled $14,263 ($13,919 – six months ended June 30, 2025) and were recorded as a reduction to general and administrative expenses.

The Company also subleased approximately 764 square feet laboratory space with amounts totaling $8,093 for the three months ended June 30, 2026 ($nil - three months ended June 30, 2025) being recorded as a reduction to general and administrative expenses. During the six months ended June 30, 2026, the subleased amounts totalled $10,874 ($nil - six months ended June 30, 2025) and were recorded as a reduction to general and administrative expenses.

10.	AURITEC LICENSE AGREEMENT

Eupraxia LLC entered into an amended and restated license agreement with Auritec Pharmaceuticals Inc. (“Auritec”) on October 9, 2018 (as further amended, the “Amended and Restated License Agreement”). Under the terms of the Amended and Restated License Agreement, Auritec has granted Eupraxia LLC an exclusive license (including the right to sublicense to its affiliates and third parties) under the licensed patents held by Auritec and for all the technical information and know-how relating to the technology claimed in the licensed patents held by Auritec with respect to the use of Auritec’s “Plexis Platform” for the delivery of fluticasone in all medical fields (except for otolaryngology and the prevention, treatment and control of all diseases, disorders and conditions of the eye and its adnexa (collectively, the “Excluded Fields”)), to develop, make, have made, manufacture, use, commercialize, sell, sub-license, offer for sale, import, and have imported products for the delivery of fluticasone drug products using the Plexis Platform in all medical fields except the Excluded Fields (“Licensed Products”).

Pursuant to the terms of the Amended and Restated License Agreement, Eupraxia LLC has paid $5,000,000 to Auritec (the “Upfront Fee”). In addition, Eupraxia LLC has agreed to pay Auritec up to $30,000,000 upon achievement of certain regulatory and commercial milestones related to products licensed under the Amended and Restated License Agreement (“Licensed Products”) as well as a royalty of 4% of net sales of Licensed Products by Eupraxia LLC or its affiliates, subject to certain reductions.

EUPRAXIA PHARMACEUTICALS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

JUNE 30, 2026 and 2025

(Unaudited and Expressed in U.S. Dollars, except share amounts)

10.	AURITEC LICENSE AGREEMENT (continued)

The following table summarizes the remaining milestone payment schedule. During the year ended December 31, 2024, the Company paid $5,000,000 to Auritec upon successful completion of the Phase 2b study. No further milestones have been completed. The Company’s EP-104GI program would meet the definition of a Non-OA Indication as referenced in the Milestone Events below.

Milestone Event	Milestone Payment
First OA Regulatory Approval	5,000,000
Second OA Regulatory Approval Non-OA Indication Regulatory Approval	5,000,000 10,000,000
First calendar year in which aggregate Net Sales by Eupraxia LLC, its affiliates and sublicenses exceed $500,000,000	5,000,000

Maximum amount payable	$25,000,000

Eupraxia LLC also agreed to pay to Auritec 20% of sublicensing royalties or other consideration based on net sales of Licensed Products. Eupraxia LLC further agreed to pay Auritec a percentage of Non-Royalty Monetization Revenue (as defined in the Amended and Restated License Agreement), which includes payments received for a sale of Eupraxia LLC or sale or sublicense of a Licensed Product, which percentage ranges from 10% to 30% depending on the development stage of the most-advanced Licensed Product, up to a maximum of $100,000,000. The following table summarizes the Non-Royalty Monetization Revenue percentage schedule:

Date of Execution	Percentage of Non-Royalty Monetization Revenue
Prior to Successful Completion of a Phase 2b Study	30%
After Successful Completion of a Phase 2b Study but prior to Successful Completion of a Phase 3 Study	20%
After Successful Completion of a Phase 3 Study but prior to Regulatory Approval of a Product in the Eupraxia Field from FDA in the United States	15%
After Regulatory Approval of a Product in the Eupraxia Field from FDA in the United States	10%

Either party may terminate the Amended and Restated License Agreement in the event of the other party’s bankruptcy, liquidation, or dissolution. Auritec may also terminate upon a material breach of the Amended and Restated License Agreement by Eupraxia LLC that is not cured within 60 days (15 days in the case of a payment breach). Further, if Eupraxia LLC directly or indirectly challenges any claim in any Auritec patent licensed under the Amended and Restated License Agreement, or assist a third party in doing so, Auritec may immediately terminate the Amended and Restated License Agreement. If Auritec directly or indirectly challenges any Eupraxia LLC patent contemplated in the Amended and Restated License Agreement other than as reasonably required to defend Auritec patents as a basis for such challenge, or assists a third party in doing so, Eupraxia LLC may immediately terminate the Amended and Restated License Agreement.

EUPRAXIA PHARMACEUTICALS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

JUNE 30, 2026 and 2025

(Unaudited and Expressed in U.S. Dollars, except share amounts)

11.	SHARE CAPITAL AND OTHER COMPONENTS OF EQUITY

a)	Authorized

•	An unlimited number of Common shares, with no par value, with one vote per share.

•	An unlimited number of Preferred shares, with no par value.

b)	Issued (Common Shares)

Capital transactions (Common shares) which took place during the six months ended June 30, 2025, are as follows:

i)

During the six months ended June 30, 2025, 300,000 common shares were issued on the exercise of warrants for gross proceeds of $633,861. The weighted average share price during the period in which these warrants were exercised was CAD$5.89. On exercise, $63,386 was transferred from additional paid-in capital to share capital.

ii)

During the six months ended June 31, 2025, 17,965 common shares were issued on the exercise of options for gross proceeds of $35,840. The weighted average share price during the period in which these options were exercised was CAD$5.31. On exercise, $23,629 was transferred from additional paid-in capital to share capital.

Capital transactions (Common shares) which took place during the six months ended June 30, 2026, are as follows:

iii)

During the six months ended June 30, 2026, 187,651 common shares were issued on the exercise of options for gross proceeds of $590,376. The weighted average share price during the period in which these options were exercised was CAD$4.44. On exercise, $401,277 was transferred from additional paid-in capital to share capital.

iv)

During the six months ended June 30, 2026, 5,677,608 common shares were issued on the exercise of warrants for gross proceeds of $16,834,083. The weighted average share price during the period in which these warrants were exercised was CAD$4.07. On exercise, $1,349,179 was transferred from additional paid-in capital to share capital.

v)

On February 20, 2026, the Company closed an overnight marketed public offering (the “Offering”). Pursuant to the Offering, the Company issued 7,607,145 common shares at a price of $7.00 and pre-funded warrants to purchase up to 1,428,571 common shares at price of price of $6.99999 for total gross proceeds of $63,249,998.

As consideration for the services rendered by the Underwriter in connection with the Offering, the Company paid the Underwriters a cash commission of $3,795,001 which is equal to $0.42 per share or pre-funded warrant issued under the Offering. An additional $200,000 in legal and agents’ expenses were also paid to the Underwriters. The Company incurred an additional $620,102 in share issuance costs associated with the Offering.

EUPRAXIA PHARMACEUTICALS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

JUNE 30, 2026 and 2025

(Unaudited and Expressed in U.S. Dollars, except share amounts)

11.	SHARE CAPITAL AND OTHER COMPONENTS OF EQUITY (continued)

c)	Issued (Preferred Shares)

On October 31, 2024, the Company issued convertible preferred shares in a non-brokered private placement. Pursuant to the Convertible Preferred Share Offering, the Company issued 8,905,638 convertible preferred shares (“Preferred Shares”) at a price of CAD$5.00 for aggregate gross proceeds of $31,997,837 (CAD$44,528,190).

The Company paid $242,116 (CAD$336,928) in legal expenses and an additional $50,502 ($70,279) in listing fees were paid in association with the Preferred Share Offering. Each Preferred Share is convertible at the option of the holder at any time into one common share without additional consideration.

The Preferred Shares will also mandatorily convert into common shares on a one-to-one basis, without additional consideration, upon the earliest of: (i) the common shares of the Company trade at a price of $15.00 per common share on the Toronto Stock Exchange or the Nasdaq Stock Market LLC based on an average daily trading volume of at least 50,000 common shares during the rolling six-month period, or (ii) the holders of the Preferred Shares representing 75% of the outstanding Preferred Shares vote or consent to convert all outstanding Preferred Shares, in the event a liquidating event such as an amalgamation, arrangement, merger, reorganization or similar transaction occurs, provided that the conversion ratio will not be adjusted unless the Company receives all necessary TSX and shareholder approvals.

The Preferred Shares have a redemption feature that is subject to the occurrence of certain events, all of which are in the control of the Company. Accordingly, the Preferred Shares are classified as permanent equity.

The Preferred Shares will not initially be entitled to any dividends. Following the third anniversary of closing of the Private Placement, and subject to shareholder approval, any unconverted Preferred Shares will be entitled to a quarterly dividend equal to 1.5% (6% annually) of the original issue price, payable in additional Preferred Shares (the “PIK Preferred Shares”). If shareholder approval for the PIK Preferred Shares is not obtained by the third anniversary of closing, the quarterly dividends will be paid in cash at a rate of 2% (8% annually). No dividends will be payable on Common Shares while any Preferred Shares remain issued and outstanding. The Preferred Shares were not issued at a discount, so the impact of this feature is limited to the amounts allocable to common shareholders in calculating earnings per share.

During the three months ended June 30, 2026, 60,000 preferred shares were converted into an equal number of common shares.

d)	Omnibus Incentive Plan

The 2025 Omnibus Incentive Plan (the “Omnibus Plan”), initially approved by the Board of Directors on February 17, 2025 (later amended on April 25, 2025) was ratified by Shareholders on June 2, 2025. The Omnibus Plan provides for the grant of options, stock appreciation rights, restricted stock, restricted stock units, deferred stock units, performance awards, other stock-based awards and cash-based awards (each an “Award” and collectively, the “Awards”) at the discretion of the Board of Directors. The number of Common Shares available for issuance under the Omnibus Plan is a rolling maximum number equal to 18.5% of the issued and outstanding Common Shares. The Omnibus Plan is considered to be an “evergreen” plan as Common Shares covered by Awards which have been exercised or settled, as applicable, will be available for subsequent grant under the Omnibus Plan and the number of Awards that may be granted under the Omnibus Plan increases if the total number of issued and outstanding Common Shares increases.

EUPRAXIA PHARMACEUTICALS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

JUNE 30, 2026 and 2025

(Unaudited and Expressed in U.S. Dollars, except share amounts)

11.	SHARE CAPITAL AND OTHER COMPONENTS OF EQUITY (continued)

d)	Omnibus Incentive Plan (continued)

i)	Options

Options granted under the Omnibus Plan have lives of up to ten years from the date of grant. The vesting schedule of all granted options is determined at the discretion of the Board. Unless otherwise determined by the Board, in its sole discretion, all grants of options will vest over a three-year period, with the first twenty-five percent (25%) of the Options vesting on the date of grant, and the remaining options vesting over the following thirty-six-month period in three equal instalments on an annual basis.

ii)	Option Re-Pricing

On April 25, 2025, the Board approved (with Shareholders ratifying on June 2, 2025) the repricing of certain options totaling 258,450 (vested and unvested) with exercise prices ranging from CAD$6.75 to CAD$8.00 were repriced to CAD$5.05. All other terms of these stock option grants were unchanged. As a result of this repricing, the Company recognized additional share-based payments of $112,804 during the three and six months ended June 30, 2025.

iii)	Outstanding Options

The following table summarizes the Company’s option transactions:

	Number of options	Weighted average exercise price (CAD$)
Outstanding, December 31, 2024	5,307,870	$5.50
Exercised	(186,340)	4.78
Cancelled	(763,375)	6.93
Expired	(238,750)	8.00
Granted	3,343,200	7.13

Outstanding, December 31, 2025	7,462,605	$5.93
Exercised	(187,651)	4.44
Cancelled	(78,362)	6.12
Granted	964,850	8.73

Outstanding, June 30, 2026	8,161,442	$6.30

Share-based payments for the three months ended June 30, 2026, was $1,830,989 (2025 - $1,117,248) (See Note 12 – Research & Development Expenses & Note 13 – General & Administrative Expenses and for breakdown by function).

Share-based payments for the six months ended June 30, 2026, was $3,117,155 (2025 - $2,610,655) (See Note 12 – Research & Development Expenses & Note 13 – General & Administrative Expenses and for breakdown by function ).

EUPRAXIA PHARMACEUTICALS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

JUNE 30, 2026 and 2025

(Unaudited and Expressed in U.S. Dollars, except share amounts)

11)	SHARE CAPITAL AND OTHER COMPONENTS OF EQUITY (continued)

d)	Omnibus Incentive Plan (continued)

iii)	Outstanding Options

As of June 30, 2026, the following options were outstanding:

Grant Date	Options Outstanding	Options Exercisable	Exercise Price (CAD$)	Expiry Date	Remaining Contractual Life (years)
Mar 5, 2018(1)	28,750	28,750	$5.05	March 5, 2028	1.68
Mar 5, 2018	293,500	293,500	$8.00	Mar 5, 2028	1.68
Mar 9, 2021(1)	100,000	100,000	$5.05	Mar 9, 2031	4.69
Mar 9, 2021	521,250	521,250	$8.00	Mar 9, 2031	4.69
May 3, 2021	257,000	257,000	$8.00	May 3, 2031	4.84
Dec 9, 2021	60,000	60,000	$2.02	Dec 9, 2031	5.45
Mar 31, 2022	317,690	317,690	$1.90	Mar 31, 2032	5.76
Dec 9, 2022	652,150	652,150	$3.85	Dec 9, 2032	6.45
May 18, 2023	180,000	180,000	$6.84	May 18, 2033	6.89
May 30, 2023(1)	7,200	7,200	$5.05	May 30, 2033	6.92
Sep 27, 2023(1)	60,000	45,000	$5.05	Sep 27, 2033	7.25
May 13, 2024	1,343,702	1,138,545	$3.96	May 13, 2034	7.87
May 28, 2024	50,000	50,000	$3.82	May 28, 2034	7.92
Aug 9, 2024	44,000	29,000	$3.48	Aug 9, 2034	8.12
Dec 10, 2024	90,000	90,000	$4.66	Dec 10, 2034	8.45
March 25, 2025	1,072,500	753,000	$5.14	Mar 25, 2035	8.74
May 13, 2025	276,000	228,625	$5.42	May 13, 2035	8.87
Dec 15, 2025	1,842,850	718,746	$8.63	Dec 15, 2035	9.47
Mar 27, 2026	121,350	30,338	$9.44	Mar 27, 2036	9.75
Jun 15, 2026	507,750	126,938	$8.45	Jun 15, 2036	9.97
Jun 25, 2026	335,750	88,938	$8.89	Jun 25, 2036	9.99

	8,161,442	5,716,670	$6.30		7.81

(1)	Options were repriced to $5.05 effective June 2, 2025 (see Note 11(d)(ii) above for further details).

EUPRAXIA PHARMACEUTICALS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

JUNE 30, 2026 and 2025

(Unaudited and Expressed in U.S. Dollars, except share amounts)

11.	SHARE CAPITAL AND OTHER COMPONENTS OF EQUITY (continued)

d)	Omnibus Incentive Plan (continued)

iv)	Outstanding Options (continued)

As of June 30, 2026, the unrecognized stock-based compensation expense related to the non-vested stock options was $6,057,183, which is expected to be recognized over a weighted-average period of 2.57 years.

Options granted during the six months ended	June 30, 2026	June 30, 2025
Expected dividend yield	0%	0%
Expected forfeiture rate	0%	0%
Weighted average annual volatility	67.58%	72.23%
Weighted average risk-free interest rate	3.05%	2.81%
Weighted average expected option life	5.74 years	5.49 years
Weighted average share price (CAD$)	$8.73	$5.18
Weighted average exercise price (CAD$)	$8.73	$5.20
Weighted average fair value of options granted (CAD$)	$3.98	$2.55

v)	Restricted Share Units

Restricted share units (“RSU”) granted under the Omnibus Plan have lives of up to ten years from the date of grant. The vesting schedule of all grants is determined at the discretion of the Board. Unless otherwise determined by the Board, in its sole discretion, all grants of RSU will vest immediately or over a three-year period, with the first twenty-five percent (25%) of the RSU vesting on the date of grant, and the remaining RSU vesting over the following three-year period in three equal instalments on an annual basis. Vesting of RSU is subject to continued service on each vesting date. Upon vesting, each RSU entitles the holder to receive one common share.

vi)	Outstanding Restricted Share Units

The following table summarizes the Company’s RSU transactions:

	Number of RSUs	Weighted Average Grant Date Fair Value (CAD$)
Outstanding, December 31, 2024	—	—
Granted	1,254,600	8.64
Settled	(45,000)	8.78

Outstanding, December 31, 2025	1,209,600	$8.63
Granted	307,850	10.13
Cancelled	(7,837)	8.63
Settled	(2,613)	8.63

Outstanding, June 30, 2026	1,507,000	$8.92

EUPRAXIA PHARMACEUTICALS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

JUNE 30, 2026 and 2025

(Unaudited and Expressed in U.S. Dollars, except share amounts)

11.	SHARE CAPITAL AND OTHER COMPONENTS OF EQUITY (continued)

d)	Omnibus Incentive Plan (continued)

vi)	Outstanding Restricted Share Units (continued)

Share-based payments for the three months ended June 30, 2026, were $1,201,020 (2025 - $nil) (See Note 12 – Research & Development Expenses & Note 13 – General & Administrative Expenses and for breakdown by function).

Share-based payments for the six months ended June 30, 2026, were $2,167,710 (2025 - $nil) (See Note 12 – Research & Development Expenses & Note 13 – General & Administrative Expenses and for breakdown by function).

As of June 30, 2026 the following RSUs were outstanding:

Grant Date	RSUs Outstanding	RSUs Redeemable	Weighted Average Grant Date Fair Value (CAD$)
Dec 15, 2025	1,199,150	794,788	$8.63
Mar 27, 2026	44,150	11,030	$9.44
Jun 15, 2026	151,000	37,750	$11.05
Jun 25, 2026	112,700	28,175	$8.89

	1,507,000	871,743	$8.92

As of June 30, 2026, the unrecognized stock-based compensation expense related to the non-restricted share units was $2,874,029 which is expected to be recognized over a weighted-average period of 2.71 years.

e)	Warrants

The following table summarizes the Company’s warrant transactions:

	Number of warrants	Weighted average exercise price (CAD$)
Outstanding December 31, 2024	8,807,977	$5.48
Exercised	(879,900)	2.46
Granted	100,500	0.75

Outstanding December 31, 2025	8,028,577	5.75
Exercised	(5,677,608)	4.07
Expired	(2,042,548)	11.20

Outstanding June 30, 2026	308,421	0.58

EUPRAXIA PHARMACEUTICALS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

JUNE 30, 2026 and 2025

(Unaudited and Expressed in U.S. Dollars, except share amounts)

11.	SHARE CAPITAL AND OTHER COMPONENTS OF EQUITY (continued)

e)	Warrants (continued)

As at June 30, 2026, the following warrants were outstanding:

Expiry date	Exercise price (CAD$)	Remaining contractual life (years)	Warrants outstanding and exercisable
120 days after holder to be a Director/ Officer or consultant	$0.7572	N/A	93,421
120 days after holder ceases to be a Director/ Officer or consultant(1)	0.4984	N/A	215,000

	$0.5768		308,421

(1)

Represents unit purchase to acquire 215,000 units consisting of one Common Share and one additional warrant at an exercise price of CAD$0.75. These underlying warrants expire two years from the date of exercise of the primary warrant.

f)	Pre-funded Warrants

On February 20, 2026, the Company issued pre-funded warrants as part of the Offering. The following table summarizes the pre-funded warrant activity for the period ended June 30, 2026:

Outstanding December 31, 2025	—

Issued	1,428,571

Outstanding June 30, 2026	1,428,571

Each pre-funded warrant is exercisable for the purchase of one common share at the holder’s discretion at an exercise price of $0.00001, subject to certain post-exercise beneficial ownership limitations as provided under the terms of the pre-funded warrant. Since the pre-funded warrants meet the condition for equity classification, proceeds from issuances of the pre-funded warrants for the six months ended June 30, 2026, of $9,270,238, net of underwriting commissions and offering expenses, are recorded in additional paid-in capital. Upon exercise of the pre-funded warrants, the historical costs recorded in additional paid-in capital along with the exercise price collected from the holder are recorded in common shares. To date, none of the pre-funded warrants have been exercised. The issued pre-funded warrants are included in the basic earnings per share calculation given that the exercise price of $0.00001 is nominal.

EUPRAXIA PHARMACEUTICALS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

JUNE 30, 2026 and 2025

(Unaudited and Expressed in U.S. Dollars, except share amounts)

11.	SHARE CAPITAL AND OTHER COMPONENTS OF EQUITY (continued)

f)	Class B Non-Voting shares

On January 31, 2021, the Company entered into a contribution agreement with the Chief Scientific Officer of the Company, and certain of the Company’s subsidiaries (the “Contribution Agreement”). Pursuant to the Contribution Agreement, the Company acquired AMDM Holdings Inc., a corporation wholly-owned by the Chief Scientific Officer, which held 5% of the equity interest in the Company’s subsidiary, Eupraxia LLC. In exchange, the Company issued to the Chief Scientific Officer 225 non-voting Class B shares (the “Class B Shares”) in Eupraxia Pharma Inc. representing 5% of the outstanding securities of Eupraxia Pharma. The Company holds the remaining 95% of such securities, which consists of 4,275 voting Class A shares.

Each Class B Share is exchangeable into common shares of the Company based on an exchange rate of 2,500 common shares for each Class B Share, subject to adjustments upon the occurrence of certain events, for a total of 562,500 common shares. The Class B Shares are exchangeable by the Chief Scientific Officer at her election, provided that the Company may force the exchange of the Class B Shares into common shares of the Company at any time on or after January 31, 2031, or on or after January 31, 2026, if the Company is listed on a stock exchange and is a reporting issuer in Canada at such time. The Company may also force the exchange of the Class B Shares into common shares if there is a change of control transaction involving the Company, a change in law which makes the exchange necessary or desirable or if there are a de minimis number of Class B Shares outstanding. If the Company is listed on a stock exchange at the time of the applicable exchange, the Company may elect to pay the Chief Scientific Officer cash in lieu of issuing common shares, with such cash amount to be determined based on the then current market price of the common shares of the Company.

g)	Loss per Share

As a result of the Preferred Shares being classified as increasing rate preferred stock with dividends not being declared until the third anniversary of closing of the Private Placement, the Company has calculated an implied dividend in determining the loss attributable to common shareholders. The impact on loss per share on the Consolidated Statements of Operations and Comprehensive Loss is as follows:

EUPRAXIA PHARMACEUTICALS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

JUNE 30, 2026 and 2025

(Unaudited and Expressed in U.S. Dollars, except share amounts)

11.	SHARE CAPITAL AND OTHER COMPONENTS OF EQUITY (continued)

g)	Loss per Share (continued)

	Three months ended June 30, 2026	Three months ended June 30, 2025	Six months ended June 30, 2026	Six months ended June 30, 2025
Loss attributable to the Owners of the Company	$(14,486,955)	$(8,740,916)	$(27,140,386)	$(15,503,524)
Less: implied dividend on Preferred Shares	596,050	643,424	1,197,359	1,263,940

Adjusted Loss attributable to the Owners of the Company	(15,083,005)	(9,384,340)	(28,337,745)	(16,767,464)
Weighted average shares outstanding - basic and diluted Weighted average prefunded warrants outstanding	64,793,244 1,428,571	35,912,373 —	60,467,442 1,014,832	35,799,939 —

	66,221,815	35,912,373	61,482,274	35,799,939
Loss per Share - Basic and Diluted (Owners of the Company)	$(0.23)	$(0.26)	$(0.46)	$(0.47)

12.	RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses are comprised of the following:

	Three months ended June 30, 2026	Three months ended June 30, 2025	Six months ended June 30, 2026	Six months ended June 30, 2025
Preclinical	$620,009	$1,103,078	$1,110,396	$1,334,355
Clinical	3,361,817	1,195,516	7,468,463	1,899,601
Manufacturing & analytical	3,539,192	1,109,711	6,852,997	2,422,356
Regulatory	21,314	9,859	36,641	12,041

Direct research and development	7,542,332	3,418,164	15,468,497	5,668,353
Pipeline development	2,051	(932)	2,051	—
Other research and development	972,697	461,882	1,711,533	744,937
Salaries and benefits	2,891,536	972,471	4,456,187	1,921,747
Share based payments (Notes 11(d)(iii) and 11(d)(vi))	1,396,389	375,738	2,340,693	742,112
R&D Tax Incentive	—	(30,708)	—	(30,708)

Total expenses during the period	$12,805,005	$5,196,615	$23,978,961	$9,046,441

EUPRAXIA PHARMACEUTICALS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

JUNE 30, 2026 and 2025

(Unaudited and Expressed in U.S. Dollars, except share amounts)

13.	GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses are comprised of the following:

	Three months ended June 30, 2026	Three months ended June 30, 2025	Six months ended June 30, 2026	Six months ended June 30, 2025
Office expenses	$1,042,593	$208,805	$1,719,682	$448,921
Insurance	258,359	232,299	500,708	493,522
Travel	234,283	164,876	361,793	242,450
Professional fees	494,162	631,076	1,068,888	1,078,526
Public company costs	396,335	353,779	714,321	764,846
Salaries and benefits	1,236,816	735,139	2,771,693	1,445,070
Share based payments ((Notes 11(d)(iii) and 11(d)(vi))	1,635,620	741,510	2,944,172	1,868,543

Total expenses during the period	$5,298,168	$3,067,484	$10,081,257	$6,341,878

EUPRAXIA PHARMACEUTICALS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

JUNE 30, 2026 and 2025

(Unaudited and Expressed in U.S. Dollars, except share amounts)

14.	COMMITMENTS AND CONTINGENCIES

i.

As outlined in Note 9 – Lease Liability, the Company entered into a lease agreement on February 2, 2026 for lab and office space in Vancouver, BC. The lease is 5-year term agreement with the option to extend the lease for an additional 5-year term. The total variable lease expenses for the current term is estimated to be $422,549. This amount is subject to adjustment at the end of each lease year base on actual costs incurred and does not reflect the impact of the additional 60-month extension option.

In addition, the Company had entered into a lease extension on July 15, 2025 whereby it renewed its lease for its Victoria, BC facility for an additional twelve months commencing December 1, 2025 and ending November 30, 2026. On April 10, 2026, the Company informed the landlord that it would not be renewing the lease for its Victoria office once the current extension ends. The total variable lease expenses for the remaining term of the lease is anticipated to be $29,286. This amount is subject to adjustment at the end of each lease year based on actual costs incurred.

ii.

The Company may be required to make milestone, royalty, and other research and development funding payments under agreements with third parties (see Note 10 – Auritec License Agreement). These payments are contingent upon the achievement of specific development, regulatory and/or commercial milestones. The Company has not accrued these payments as at June 30, 2026 due to the uncertainty over whether these milestones will be achieved.

iii.

The Company has entered into a number of service contracts with its vendors. Some of those contracts have cancellation clauses which state the Company would pay a cancellation fee of between 15% and 100% of the next service milestone if it terminates the contract. As of June 30, 2026, there have been no cancellation of contracts that would trigger a cancellation fee.

iv.

The Company has entered into service agreements with third parties that include indemnification provisions that are customary in the industry. These indemnification provisions generally require the Company to compensate the other party for certain damages and costs incurred as a result of third-party claims or damages arising from these transactions.

The maximum amount of potential future indemnification is unlimited; however, the Company currently holds commercial general liability insurance. This insurance limits the Company’s exposure and may enable it to recover a portion of any future amounts paid. Historically, the Company has not made any indemnification payments under such agreements and the Company believes that the fair value of these indemnification obligations is minimal. Accordingly, the Company has not recognized any liabilities relating to these obligations for any period presented.

EUPRAXIA PHARMACEUTICALS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

JUNE 30, 2026 and 2025

(Unaudited and Expressed in U.S. Dollars, except share amounts)

15.	SEGMENTED INFORMATION

The Company operates as a single reportable segment with the Chief Operating Decision Maker (“CODM”) being the Company’s Chief Executive Officer who manages the Company’s operations on a consolidated basis. The accounting policies of the segment are the same as those described in the summary of significant accounting policies.

As the Company does not currently generate revenue, the CODM assesses Company performance through the achievement of preclinical and clinical research goals while evaluating the Company’s performance and allocates resources to the operations of the Company on a total company basis. This enables the CODM to assess the overall level of resources available and how to best deploy these resources.

The CODM uses net loss to monitor budget versus actual results and to analyze cash flows in assessing performance of the segment and allocating resources. The measure of segment assets is reported on the consolidated balance sheet as total consolidated assets, with a majority of these assets located in Canada.

The following table presents information about significant segment expenses and segment loss:

	Three months ended June 30, 2026	Three months ended June 30, 2025	Six months ended June 30, 2026	Six months ended June 30, 2025
Direct external research and development costs:
EP-104GI	$6,920,236	$2,264,840	$14,350,430	$4,274,921
Preclinical	620,009	1,103,078	1,110,396	1,334,355
EP-104IAR	2,087	50,246	7,671	60,010
Salaries and benefits	4,128,352	1,707,610	7,227,880	3,366,817
Share based payments	3,032,009	1,117,248	5,284,865	2,610,655
Other Research and Development expenses	974,748	430,242	1,713,584	713,296
Other General and Administrative expenses	2,425,732	1,590,835	4,365,392	3,028,265

Total segment expenses	18,103,173	8,264,099	34,060,218	15,388,319
Reconciling items:
Interest income	1,391,928	255,958	2,466,000	565,410
Interest expense	—	—	—	—
Loss on disposal of equipment	(2,704)	—	(2,704)	(1,075)
Foreign exchange gain (loss)	2,250,897	(733,961)	4,492,929	(682,599)
Change in fair value of financial instruments	—	—	—	—
Tax expense	(30,381)	(5,581)	(44,286)	(8,375)

Net loss for the period	$(14,493,433)	$(8,747,683)	$(27,148,279)	$(15,514,958)

EUPRAXIA PHARMACEUTICALS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

JUNE 30, 2026 and 2025

(Unaudited and Expressed in U.S. Dollars, except share amounts)

16.	FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, short-term investments, amounts receivable, accounts payable and accrued liabilities. There were no changes to the Company’s risk exposures or management of risks during the three and six months ended June 30, 2026. The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company believes it has no significant credit risk, as its cash and cash equivalents and short-term investments, being its primary exposure to credit risk, are held with a large Canadian bank. The Company’s maximum exposure to credit risk is the carrying value of these financial assets.

Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to the extent possible to meet liabilities when due. As at June 30, 2026, the Company had cash and cash equivalents of $52,426,167 (December 31, 2025 - $80,563,482) and short-term investments of $81,234,688 (December 31, 2025 - $nil) in addition to current liabilities of $8,550,748 (December 31, 2025 - $5,628,005). Management continuously considers certain strategic alternatives including, but not limited to, raising additional capital. These decisions are always made in consideration of the needs of the business, and in conjunction with the potential impact on shareholder dilution.

There is no assurance, however, that any or all of these alternatives will materialize or that additional funding will be available, if and when needed.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, currency risk and other price risk.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As of June 30, 2026, the Company had cash and cash equivalents of $52,426,167 and short-term investments of $81,234,688 which are held in term deposits, and bank accounts. Interest rate risk is affected by changes in the general level of interest rates, particularly because the majority of the Company’s investments are short-term in nature. Due to the short-term duration the cash and cash equivalent holdings and short-term investments, a 10% change in interest rates would not have a material effect on the fair market value of cash, cash equivalents and short-term investments. In addition, since the Company also has the ability to hold the cash equivalents and short-term investments until maturity, it would not expect the Company’s operating results or cash flows to be affected to any significant degree by the effect of a sudden change in market interest rates since the rates on the cash equivalents and short-term investments remain fixed until maturity.

EUPRAXIA PHARMACEUTICALS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

JUNE 30, 2026 and 2025

(Unaudited and Expressed in U.S. Dollars, except share amounts)

16.	FINANCIAL INSTRUMENTS (continued)

Currency risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is exposed to currency risk due to its frequency of transactions in US dollars and Australian dollars. The Company manages its foreign currency exposure by maintaining cash balances in Canadian dollars, US dollars and Australian dollars based on anticipated funding requirements. From time to time, the Company may convert US dollars into Canadian dollars to fund Canadian operating expenditures and purchases Australian dollars to satisfy anticipated expenditures in Australia. The Company does not currently enter into derivative instruments or other formal hedging arrangements to manage foreign currency risk. Accordingly, fluctuations in foreign exchange rates may adversely affect the Company’s financial position, results of operations, and cash flows.

At June 30, 2026, the Company held cash and cash equivalents of $39,589,372 (December 31, 2025 – $77,988,544), short-term investments of $81,234,688 (December 31, 2025 - $nil) and had accounts payable and accrued liabilities of $1,689,463 (2025 – $942,201) denominated in US dollars which were translated to Canadian dollars at 1.4210 (December 31, 2025 – 1.3706). The impact of a 10% change in the exchange rates would have an impact of approximately $11,913,460 (December 31, 2025 – $7,704,614) on profit or loss. The Company held cash of $1,740,468 (December 31, 2025 - $1,449,522), accounts payable and accrued liabilities of $793,785 (December 31, 2025 - $779,455) and had $797,773 in amounts receivable (December 31, 2025 - $716,095) denominated in Australian Dollars which were translated into Canadian Dollars at 0.9817 (December 31, 2025 – 0.9147). The impact of a 10% change in the exchange rate would have an impact of approximately $120,516 (December 31, 2025 - $92,509) on profit or loss. The Company also has accounts payable in Euros. The impact of a 10% change in the exchanges of the Euro would have an immaterial effect on future cash flows.

Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk and foreign currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer or by factors affecting all similar financial instruments traded in the market. The Company is not exposed to significant price risk with respect to commodity or equity prices.

Fair Value Measurement

The Company categorizes its financial instruments measured at fair value into one of three different levels depending on the observation of inputs used in the measurement.

Level 1: Fair value is based on unadjusted quoted prices for identical assets or liabilities in active markets

Level 2: Fair value is based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

Level 3: Fair value is based on valuation techniques that require one or more significant unobservable inputs

The Company’s financial instruments consist of cash, amounts receivable and accounts payable and accrued liabilities. The carrying value of the Company’s financial instruments approximate their fair values due to their short-term maturities.

EUPRAXIA PHARMACEUTICALS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

JUNE 30, 2026 and 2025

(Unaudited and Expressed in U.S. Dollars, except share amounts)

16.	FINANCIAL INSTRUMENTS (continued)

The following table summarizes information regarding the classification and carrying values of the Company’s financial instruments measured at amortized cost:

Financial assets/liabilities	June 30, 2026	December 31, 2025
Cash and cash equivalents	$52,426,167	$80,563,482
Short-term investments	$81,234,688	$—
Amounts receivable	$688,219	$674,226
Accounts payable and accrued liabilities	$8,390,871	$5,549,553

17.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The Company paid interest of $nil during the three months ended June 30, 2026 (2025 - $nil). The Company paid interest of $nil during the six months ended June 30, 2026 (2025 - $nil).

The Company received interest of $721,257 during the three months ended June 30, 2026 (2025 - $257,031). The Company received interest of $1,249,377 during the six months ended June 30, 2026 (2025 - $565,219).

The Company had the following non-cash transactions for the three and six months ended June 30, 2026:

•	Purchased $64,444 of lab equipment which was not paid until subsequent to June 30, 2026.

The Company did not have non-cash transactions for three and six months ended June 30, 2025.

18.	SUBSEQUENT EVENT

On July 6, 2026, the Company entered into an agreement to sublease premises at 5300 Carillon Point, Suite 300, Kirkland, WA 98033 for a term of five (5) years beginning August 1, 2026. The area is 6,329 sq. ft. and will be mainly used for office space. The total annual rent will be $493,662.